Item 30. Exhibit q.

C.M. Life Electrum SelectSM
December 10, 2021

Description of Issuance, Transfer, and Redemption Procedures for a
Flexible Premium Variable Adjustable Life Insurance Policy Offered by
C.M. Life Variable Life Separate Account I
of C.M. Life Insurance Company

This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii), adopted pursuant to the Investment Company Act of 1940 (1940 Act), the administrative procedures that will be followed by C.M. Life Insurance Company (C.M. Life) in connection with the issuance of the Flexible Premium Variable Adjustable Life Insurance Policy described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policy Owners of their interests in the Policies.

C.M. Life Variable Life Separate Account I (Separate Account) of C.M. Life is registered under the 1940 Act as a unit investment trust. A segment of the Separate Account has been designated to receive and invest premium payments from owners of the Flexible Premium Variable Adjustable Life Insurance Policies (Policy). The designated segment of the Separate Account is divided into Divisions. Each division purchases shares in a corresponding underlying fund. Procedures apply equally to each division and for purposes of this description are defined in terms of the Separate Account, except where a discussion of both the Separate Account and the individual division is necessary.

Although a Policy provides for fixed benefits supported by our Guaranteed Principal Account (GPA), this description assumes that Net Premiums are allocated exclusively to the Separate Account and that all transactions involve only the Divisions of the Separate Account, except as otherwise explicitly stated herein. We provide the following information regarding the Policies.

1.	Purchases and Related Transactions

This section outlines Policy provisions and administrative procedures that might be deemed to constitute, either directly or indirectly, a “purchase” transaction. Because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and annuity contracts. The chief differences revolve around the structure of the cost of insurance charges and the insurance underwriting process. Certain Policy provisions, such as reinstatement and loan repayment, do not result in the issuance of a Policy but require certain payments by the Policy Owner and involve a transfer of assets supporting Policy reserves into the Separate Account.

a.	Premium Schedules and Underwriting Standards

The minimum case premium is $100,000 of first year annualized premium for all Policies in a case.

A premium payment schedule may be selected at the time of application; however, the frequency and amount scheduled may be changed at any time.

A Policy Owner may make additional premium payments at any time before the death of the Insured while the Policy is still in force, but such payments cannot be less than $100. We have the right to refund premium paid if application of that premium increases the net amount at risk. In addition, if any subsequent premium will cause the Policy to become a Modified Endowment Contract (MEC), we will follow certain procedures described in the prospectus for the Policy with respect to applying all or a portion of the premium to the Policy. The amount and frequency of any additional premium payments will affect the Account Value and may ultimately affect the amount of the death benefit and the period that the Policy will remain in force.

The Policies do not terminate for failure to pay premiums because premium payments, other than the initial premium, are not specifically required. Rather, if on a Monthly Calculation Date, the Account Value less any Policy Debt is insufficient to cover the total monthly charges, the Policy enters a Grace Period. The Policy will terminate without value if we do not receive payment of the required amount by the end of the Grace Period.

Cost of insurance charges for the Policy will not be the same for all Policy Owners. The cost of insurance charge rates may vary by a number of factors, including but not limited to, the Insured’s issue age, Policy Year, tobacco use classification and risk classification. Accordingly, there will be different “prices” for each actuarial category of Policy Owners because different costs of insurance rates will apply. Tables showing the maximum cost of insurance charges will be delivered as part of the Policy.

The Policies will be offered and sold pursuant to our underwriting standards and in accordance with state insurance laws.

b.	Application and Initial Premium Processing
Insurance coverage begins when a completed application and all other required forms have been received in Good Order, the applicant has been judged to be insurable, and an amount equal to or in excess of the minimum net first premium has been paid.

If a Policy Owner requests in his/her application that we set the Policy Date to be a specific date earlier than the Issue Date (referred to as “backdating”), monthly charges will be deducted as of the Policy Date and will cover a period of time that has already passed and during which the Policy was not in effect. If permitted by the laws of the state in which the Policy is issued, the Policy may be backdated up to six months, provided that the minimum initial policy premium is paid. Any Net Premiums received on or before the Issue Date of the Policy will be allocated to the GPA. If the Policy Owner pays a premium with his/her application and requests the Policy be backdated to a date earlier than the date we receive the payment, interest will not accrue on the Policy prior to the Policy’s Issue Date. We do not credit any interest to the Policy prior to the Issue Date.

c.	Free Look Period

A free look period under state law provides a Policy Owner the right to cancel the Policy by returning it within ten calendar days (or longer depending on the state of issuance) after receipt of the issued Policy by the Policy Owner. The Policy may be returned by delivering or mailing it to our Administrative Office or to the agent who sold the Policy.

During the free look period, we will apply the initial net premium among the GPA and/or Separate Account Divisions according to the Policy Owner’s instructions and subject to our current allocation rules.

If the Policy Owner chooses to cancel the Policy within the free look period, a refund will be made to the Policy Owner. The refund will generally equal any premium paid for the Policy (reduced by any loans or withdrawals), plus interest credited to this Policy under the GPA (if applicable), plus or minus an amount that reflects the investment experience of the Separate Account Divisions selected under the Policy to the date the Policy is received by us. If a Policy is issued in a state that requires a return of premium and that Policy is cancelled during the free look period, as permitted by state law, the refund will equal all premiums paid, reduced by any loans or withdrawals.

d.	Premium Allocation

“Net Premiums” are credited to the Policy as of the Valuation Date the premium payments are received by us in Good Order. Net Premiums are equal to the premium paid minus the premium load.

We may increase or decrease the current premium load; however, it will never exceed the maximum premium load charge which is 10% of each premium.

A Policy Owner may change the allocation of Net Premiums without charge at any time by sending a written notice in Good Order to our Administrative Office. Telephone or fax transmissions are also permitted. The change will be effective as of the date of receipt of the notice at our Administrative Office. The Policy Owner may transfer amounts among all of the Divisions of the Separate Account and the GPA, subject to certain restrictions.

e.	Loans

To take a loan, the Policy Owner must send a Written Request in Good Order to us on our administrative form. The Policy must be properly assigned to us as collateral for the loan. Once we have processed the loan request it is considered effective and outstanding. We charge interest on the loan; and the interest may be added to the Policy loan. Loan interest begins to accrue as soon as the loan is effective. Therefore, loan interest will accrue even if the loan check is not cashed. The loan interest rate is the minimum annual interest rate for the GPA (1%) plus an amount not more than the maximum loan interest rate expense charge. The loan interest rate expense charge is currently 1% (for loans taken years 1 through 10) and is guaranteed not to exceed 3%. For Policy Years 11 and greater, the maximum loan interest rate expense charge is 3% and the current charge is 0%.

When a loan is made, we will take the loan amount requested from the Divisions of the Separate Account and the non-loaned portion of the GPA in proportion to the non-loaned Account Value of each on the effective date of the loan. Shares taken from the Divisions are liquidated and the resulting dollar amounts are transferred to the GPA. We will normally pay any loan amounts within seven calendar days after receipt of all required documents in Good Order at our Administrative Office.

We may delay the granting of any loan attributable to the Separate Account during any period that the New York Stock Exchange (NYSE), or its successor, is closed except for normal weekend and holiday closings, or trading is restricted, or the Securities and Exchange Commission (SEC), or its successor, determines that an emergency exists, or the SEC permits us to delay payment for the protection of its policy owners, or we are permitted by state law to delay such payment.

The maximum loan is an amount equal to: (1) 100% of the Policy’s Account Value at the time of the loan; less (2) any outstanding Policy Debt before the new loan; less (3) an amount equal to three times the most recent monthly charges. The amount equal to any outstanding Policy loans is held in the GPA and is credited with interest at a rate equal to the minimum annual interest rate for the GPA (1%).  As long as a loan is outstanding, a portion of the Policy’s Account Value equal to the loan is held in the GPA.

Interest accrues daily and becomes part of the Policy Debt. It is due on each Policy Anniversary Date. If not paid when due, the interest will be added to the loan and, as part of the loan, will bear interest at the same rate. Any interest capitalized on a Policy Anniversary Date will be treated the same as a new loan and will be taken from the Separate Account Divisions and the GPA in proportion to the non-loaned Account Value in each. If the Policy Debt exceeds the Account Value, we may terminate the Policy. Prior to termination, we must notify the Policy Owner in writing of the amount necessary to bring the Policy Debt back within the limit. If we do not receive payment within 31 days after the date it mailed the notice, the Policy terminates without value at the end of those 31 days.

Any Policy Debt may be repaid in full or in part at any time while the Insured is living and the Policy is in force. Any repayments will result in the transfer of values equal to the repayment from the loaned portion of the GPA and Divisions of the Separate Account to the non-loaned portion of each. The transfer will be made in proportion to the non-loaned value in each investment account at the time of repayment.

Loan repayments are first applied to pay accrued interest until exhausted and any remainder is applied to reduce the remaining loan amount. When we receive a loan repayment and only a portion is needed to fully repay the loan, any excess is applied as premium and is allocated in accordance with the current premium allocation instructions after deduction of any applicable charges. Any subsequent loan repayments received after the loan is fully repaid will be refunded to the premium payer.

A Policy loan negatively affects the Policy because the death benefit and cash surrender value under a Policy are reduced by the amount of the loan. Repayment of the loan increases the death benefit and cash surrender value under the Policy by the amount of the repayment.

f.	Correction of Misstatement of Age or Gender

If we discover that the Insured’s date of birth or gender as given in the application is not correct, an adjustment will be made. If the adjustment is made when the Insured dies, the death benefit will reflect the amount provided by the most recent mortality charge according to the correct age and gender. If the adjustment is made before the Insured dies, then future monthly deductions will be based on the correct age and gender.

g.	Policy Reinstatement

For a period of three years after the date of termination (or longer if required by state law), a Policy Owner can request that we reinstate the Policy during the Insured’s lifetime. We will not reinstate the Policy if it has been surrendered for its cash surrender value. Before we will reinstate the Policy, we must receive the following: (1) a reinstatement application; (2) a premium payment equal to three times the monthly charges due for the Policy on the Monthly Calculation Date which is on, or next follows, the date of reinstatement; (3) evidence of insurability that is satisfactory to us; and (4) where necessary, a signed acknowledgement that the Policy has become a MEC. If a Policy is reinstated, the selected face amount for the reinstated Policy will be the same as it would have been if the Policy had not been terminated. The right to contest the validity of the Policy begins again on the date of reinstatement.

h.	Change in Selected Face Amount or in Death Benefit Option

A Policy Owner’s selected face amount may be increased upon Written Request by the Policy Owner, subject to our approval. Any increase must be in the amount of at least $5,000, unless we establish a lower minimum. Evidence of insurability satisfactory to us may be required for each increase. If the selected face amount is increased, we will send revised Policy Specifications reflecting that increase. Any increase in the selected face amount will become effective on the Monthly Calculation Date which is on, or next follows, the later of: (1) the date a Written Request for such change has been received and approved by us; or (2) the requested effective date of the change. No increase in the selected face amount can become effective: (1) within six months after the Policy Date; (2) within six months after any previous increase; or (3) on or after the insured’s attained age 80. Upon Written Request satisfactory to us, a request for a decrease in the selected face amount will be honored by us provided the Policy maintains a minimum selected face amount of $25,000. The cost of insurance charges will reflect the increased (decreased) face amount(s) and will be deducted beginning on the effective date of the increase (decrease). Any decrease in the selected face amount will become effective on the Monthly Calculation Date which is on, or next follows, the later of: (1) the date a Written Request for such change has been received and approved by us; or (2) the requested effective date of the change.

While the Policy is in force, a Policy Owner may change the death benefit option by Written Request submitted to us. We may require a written application and evidence of insurability satisfactory to us for any death benefit option change. Any change in the death benefit option will take effect on the Policy Anniversary Date on or next following the later of: (1) the date a Written Request for such change has been received and approved by us; or (2) the requested effective date of the change.

2.	“Redemption Procedures”: Surrender and Related Transactions

The Policies provide for the payment of proceeds to a Policy Owner or beneficiary upon presentation of a Policy. Generally, except for the payments of death benefits, the imposition of cost of insurance and other monthly charges, the payee will receive a pro rata or proportionate share of the Separate Account’s assets, within the meaning of the 1940 Act, in any transaction involving “redemption procedures.” The amount received by the payee will depend upon the particular benefit for which the Policy is presented, including, for example, the cash surrender value or death benefit. There are also certain Policy provisions (e.g., partial withdrawals or the loan privilege) under which the Policy will not be presented to us, but which will affect the Policy Owner’s benefits and may involve a transfer of the assets supporting the Policy reserve out of the Separate Account. Any combined transactions on the same day which counteract the effect of each other will be allowed.

We will assume the Policy Owner is aware of the possible conflicting nature of the transactions and desires their combined result. If a transaction is requested which we will not allow (e.g., a request for a decrease in death benefit which lowers the amount below the stated minimum), we will reject the entire transaction and not just the portion which causes the disallowance. The Policy Owner will be informed of the rejection and will have an opportunity to give new instructions.

a.	Surrender for Cash Surrender Value

At any time while the Insured is still living, the Policy Owner may surrender the Policy for its full cash surrender value. Unless a later effective date is selected, surrender is effective on the date we receive a Written Request in Good Order at our Administrative Office. If, however, the day on which they are received is not a day on which the net asset value of the underlying funds, in which the Divisions of the Separate Account invest is determined (i.e., the NYSE, or its successor, is not open for trading), or if they are received after a certain time (currently 4:00 p.m. Eastern Standard Time), then they are deemed received on the next day the net asset value of the underlying funds is determined. We will normally pay the full cash Surrender Value within seven calendar days after receipt of the Written Request in Good Order.

The cash surrender value is the Account Value less any Policy Debt. The cash surrender value of a Policy is affected by the investment performance of the Divisions of the Separate Account in which the Policy has Account Value, and the interest credited on the amount of value held in the GPA. The cash surrender value may increase or decrease daily.

The Account Value is determined by the amount and frequency of premium payments, the investment experience of the Divisions of the Separate Account chosen by the Policy Owner, the interest earned on value allocated to the GPA, and any withdrawals or charges imposed in connection with the Policy. We will deduct a premium load charge from each premium payment. We will also make the following monthly deductions from the Policy: (1) cost of insurance charge, (2) administrative charge, (3) base face amount charge, (4) mortality and expense risk charge, and (5) rider charge, if applicable. Other possible deductions from the Policy (which occur on a Policy specific basis) include a charge for partial withdrawals, a charge for transfers (although there currently is no such charge), a charge for loans, and a charge to transfer the coverage to a substitute insured.

b.	Charges on Partial Withdrawal

Subject to certain conditions, after the Policy has been in force for twelve months, withdrawals may be made at any time while the Policy is in force and the Insured is living, by sending a Written Request in Good Order to our Administrative Office. The minimum amount of any withdrawal is $100. A withdrawal charge of 2% of the amount of the withdrawal, not to exceed $25, will be deducted from the withdrawal. The maximum amount of any withdrawal is 90% of the Account Value, less any outstanding Policy Debt, less an amount equal to the most recent monthly charge multiplied by one (1) plus the number of Monthly Calculation Dates remaining until the next Policy Anniversary Date. The withdrawal is deducted from the Policy’s Account Value on the Valuation Date on which we receive the Written Request in Good Order. Withdrawals may be made from the GPA or from any division as the Policy Owner directs but may not exceed the non-loaned Account Value of that division or GPA. If the Policy Owner does not indicate from where the withdrawal should be taken, we will withdraw the amount pro rata from the Divisions of the Separate Account and the GPA. Unless we receive satisfactory evidence of insurability, the selected face amount will be reduced upon withdrawal as needed to prevent an increase in the amount of insurance that requires a charge. Withdrawals from the Separate Account will generally be paid within seven calendar days of receipt of the Written Request in Good Order.1

c.	Death Benefit

As long as the Policy remains in force, we will pay a death benefit to the named Beneficiary in accordance with the designated settlement option generally within seven calendar days after we receive due proof of death of the Insured and verify the validity of the claim. Payment of death benefits may, however, be postponed under certain circumstances.2 In particular, during the first two Policy Years and in other circumstances in which we may have a basis for contesting the claim, there can be a delay beyond the seven day period.

The death benefit is the amount payable to the named Beneficiary when the Insured dies. A choice of death benefits is available under the Policy (referred to as Death Benefit Option 1, Death Benefit Option 2, and Death Benefit Option 3). Death Benefit Option 1 equals the greater of the selected face amount in effect on the date of death, or the minimum death benefit in effect on the date of death. Death Benefit Option 2 equals the greater of the selected face amount in effect on the date of death, plus the Account Value on the date of death, or the minimum death benefit in effect on the date of death. Death Benefit Option 3 equals the greater of the selected face amount in effect on the date of death, plus the sum of all premiums paid (and not refunded), less any withdrawals to that date or the selected face amount in effect on the date of death, or the minimum death benefit in effect on the date of death. Death benefit proceeds under any option will be reduced by any outstanding Policy Debt, plus or minus any unearned or unpaid monthly deductions.

Any Policy Debt outstanding on the date of death and any monthly deduction unpaid as of the date of death are deducted from the death benefit. All or part of the benefit can be paid in cash. The death benefit will normally be paid in one lump sum payment. We will pay interest on the death benefit from the date of death to the date of a lump sum payment. The amount of interest will be computed at the rate for funds left on deposit with us that is applicable to individual life insurance policies or, if we have not established a rate for funds left on deposit, at the Two Year Treasury Constant Maturity Rate as published by the Federal Reserve, if greater, the annual rate required by applicable law.

d.	Policy Termination

If the Account Value less any Policy Debt is not sufficient to pay certain monthly deductions under the Policy on the Monthly Calculation Date, the Policy will terminate without value after a Grace Period of 61 days. The Policy will stay in force during the Grace Period. Notice of the amount required to continue the Policy in force will be mailed to the Policy Owner at the last known address and, if required, to any assignee of record. If a sufficient payment is not received by us by the end of the Grace Period, the Policy will terminate without value. If the Insured dies during a Grace Period, the death benefit proceeds will be reduced by any due and unpaid monthly deductions to the date of death.

1 Payment from the Separate Account may be postponed whenever: (i) it is not reasonably practicable for us to determine the amount because the NYSE is closed other than for customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC or (ii) an emergency exists as a result of which disposal of shares of funds is not reasonably practicable or we cannot reasonably value the shares of the funds. Payment from the portion of the Account Value held in the GPA may be postponed up to six months. Payments under the Policy of any amount paid to us by check may be postponed until such time as the check has cleared the Policy Owner’s bank.
2 See note 1 supra.

If the Account Value less Policy Debt on a Monthly Calculation Date cannot cover the monthly charges due then the Account Value will be reduced to zero and all monthly charges due and unpaid will be deducted on the date of the next premium payment.

e.	Account Value Transfers

All or part of a Policy’s Account Value may be transferred among Divisions or the GPA by Written Request delivered to our Administrative Office in Good Order. Transfers between Divisions may be by dollar amount or by any percentage (to two decimals) and all transfers are subject to our procedures intended to detect and prevent market timing and excessive trading.

There is no limit to the number of transfers in a Policy Year. However, we reserve the right to charge a fee not to exceed $10 per transfer if there are more than 12 transfers in a Policy Year, and all transfers are subject to our procedures intended to detect and prevent market timing and excessive trading.

Policy Owners may transfer all funds in the Separate Account to the GPA and to other Separate Account Divisions at any time.

Transfers from the GPA to the Separate Account may be made only once each Policy Year. Each such transfer may not exceed 25% of the value in the GPA (excluding Policy Debt) at the time of the transfer. A transfer of 100% of the value in the GPA will be allowed if: (1) in each of the three prior Policy Years a maximum transfer (i.e., 25% of the value in the GPA) was made from the GPA, and (2) no premiums have been allocated to the GPA nor transfers made to the GPA (except as the result of a loan) during the three prior Policy Years. Any transfer will be effective as of the Valuation Date on which a transfer request is received at our Administrative Office in Good Order and all transfers made on one Valuation Date will be considered one transfer.